Corporate Securities Law

M. Richard Cutler, Esq
Admitted in California & Texas

May 3, 2017

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Mara L. Ranson, Assistant Director, Office of Consumer Products Jennifer Lopez, Staff Attorney Lisa M. Kohl, Legal Branch Chief

Re:	Streamnet, Inc.
Post Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed March 28, 2017 File No. 024-10590

Gentlemen and Ladies:

Please be advised that we represent Streamnet, Inc. Inc. (the “Company”) with respect to the above-referenced filings. We are in receipt of your letter dated April 10, 2017 with respect to the Company. This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

General

1.	Please tell us how you determined that you are eligible to conduct this offering as a Tier 1 offering pursuant to Rule 251(a)(1) of Regulation A. In this regard, your disclosure indicates that you will offer a maximum of $20,000,000 in common stock in a primary offering and “[i]n addition, 400,000 shares of Common Stock are being offered by a selling shareholder” for an offering amount of $2,000,000. It appears that the total maximum offering amount exceeds the total aggregate offering price for an offering eligible to be qualified under Tier 1. Please advise or revise your offering statement to comply with the Tier 2 requirements of Rule 251(a) of Regulation A.

Response:

We have revised the offering to offer a maximum of 3,600,000 shares at $5.00 or $18,000,000 and 360,000 shares of common stock by a selling shareholder at $5.00 per share or $1,800,000 for a total of $19,980,000 total offering.

2.	We note information on or linked from your website stating that you have signed an agreement to receive $10 Million USD" in a first round of funding. Please tell us if this funding relates to this offering or the issuance of shares pursuant to the Form 1-A qualified on November 23, 2016. In this regard, if the advertised round of funding related to an issuance of securities separate from this offering, please tell us how it complies with Rule 251(c) of Regulation A and whether or not any funds have been received. Additionally, please revise your offering statement and circular, to the extent applicable, to reflect the $10 million funding referenced on your website.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

Response:

The agreement was with a previous potential funding source who failed to move forward with their agreement. It is our understanding that the source has also failed numerous other companies with Regulation A offerings. We have removed all reference to that funding source both from our website and anywhere in the Offering Circular.

3.	We note your disclosure in Part 1 of the Offering Circular that you have utilized solicitation of interest communications in connection with the proposed offering. However, it does not appear that you have filed such materials with the Commission as required by Item 17 of Form 1-A. Please file these materials.

Response:

Although initial intended, the Company did not use and does not intend to use solicitation of interest materials in this offering prior to qualification. We have amended the offering information to reflect that.

Selling Shareholders, page 13

4.	We note your disclosure that selling shareholders may sell their shares at "market prices prevailing at the time of sale, prices related to the prevailing market prices, at negotiated prices, or at fixed prices". Please note that the final rules amending Regulation A restrict all "at the market" secondary offerings. See Final Rule: Amendments to Regulation A (SEC Release No. 33-9741). As such, please disclose the fixed price at which the selling shareholder shares will be offered during the duration of the offering and remove the references to selling such shares at prevailing market prices. Refer also to Rule 251(d)(3)(ii) of Regulation A.

Response:

We have revised the discussing on selling shareholders to note that the selling shareholder may only sell at a fixed price of $5.00 per share.

Financial Statements, page 35

5.	Please revise to label the financial statements as "unaudited". Refer to General Instruction (b)(2) of Part F/S in Form 1-A.

Response:

We have revised the financial statements to reflect that they are unaudited.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

Exhibits

6.	Please file an updated legal opinion relating to the securities covered by this offering statement. Please also file the escrow agreement with Esquire Bank. Refer to Item 17 of Form 1-A.

Response:

We have added an updated legal opinion and the escrow agreement to our filing in response to this letter.

Stock.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714